Exhibit 77.B

PricewaterhouseCoopers LLP

(LOGO)

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee, WI 53202
Telephone (414) 212-1600
Facsimile (414) 212-1880

Report of Independent Accountants

To the Board of Trustees and Shareholders of The AAL Mutual Funds

In planning and performing our audits of the financial statements of the AAL Technology Stock Fund, the AAL Aggressive Growth Fund, the AAL Small Cap Stock Fund, the AAL Small Cap Index Fund II, the AAL Small Cap Value Fund, the AAL Mid Cap Stock Fund, the AAL Mid Cap Index Fund, the AAL Mid Cap Index Fund II, the AAL International Fund, the AAL Capital Growth Fund, the AAL Large Company Index Fund, the AAL Large Company Index Fund II, the AAL Equity Income Fund, the AAL Balanced Fund, the AAL High Yield Bond Fund, the AAL Municipal Bond Fund, the AAL Bond Fund, the AAL Bond Index Fund, the AAL Money Market Fund, and the AAL U.S. Government Coupon Target Fund, Series 2006 (constituting The AAL Mutual Funds, and hereafter collectively referred to as the "Funds") for the year ended April 30, 2003, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Trust is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of April 30, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PriceWaterhouseCoopers, LLP
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PriceWaterhouseCoopers, LLP

June 6, 2003